# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MediWound Ltd., CIK 0001593984
CUSIP: M68830104
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 42 HAYARKON STREET, 42 HAYARKON STREET, YAVNE, Israel (L3), 8122745
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001622627-22-000014
Filed by CIK 0001622627

## Reporting persons
- Rosalind Advisors, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 670,158; sole dispositive power 0; shared dispositive power 670,158; aggregate amount beneficially owned 670,158 (6.1% of the class)
  Comment: This percentage is calculated based upon 10,793,057 shares of the Issuers common stock outstanding as of December 31, 2024, in accordance with 20F filed on March 19, 2025. However, as more fully described in Item 4, the securities reported in rows 6, 8, and 9 show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows 6, 8, and 9.
  
  (6) 506,893 shares of Common Stock
  163,265 shares of Common Stock issuable upon exercise of warrants
- SALAMON STEVEN A J: type of reporting person: individual (IN); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 670,158; sole dispositive power 0; shared dispositive power 670,158; aggregate amount beneficially owned 670,158 (6.1% of the class)
  Comment: (6) 506,893 shares of Common Stock
  163,265 shares of Common Stock issuable upon exercise of warrants
- Aharon Gil: type of reporting person: individual (IN); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 670,158; sole dispositive power 0; shared dispositive power 670,158; aggregate amount beneficially owned 670,158 (6.1% of the class)
  Comment: (6) 506,893 shares of Common Stock
  163,265 shares of Common Stock issuable upon exercise of warrants
- Rosalind Master Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 670,158; sole dispositive power 0; shared dispositive power 670,158; aggregate amount beneficially owned 670,158 (6.1% of the class)
  Comment: (6) 506,893 shares of Common Stock
  163,265 shares of Common Stock issuable upon exercise of warrants

## Item 1. Issuer
Name of issuer: MediWound Ltd.
Address of issuer's principal executive offices: 42 HAYARKON STREET, 42 HAYARKON STREET, YAVNE, ISRAEL, 8122745.

## Item 2. Person Filing
Name of person filing:
Rosalind Advisors, Inc. Advisor to RMF
Rosalind Master Fund L.P. RMF
Steven Salamon President
Steven Salamon is the portfolio manager of the Advisor which advises RMF.
Gilad Aharon is the portfolio manager and member of the Advisor which advises RMF.
Address of principal business office or, if none, residence:
Rosalind Advisors, Inc.
15 Wellesley Street West
Suite 326
Toronto, Ontario
M4Y 0G7 Canada

Rosalind Master Fund L.P.
P.O. Box 309
Ugland House, Grand Cayman
KY1-1104, Cayman Islands

Steven Salamon
15 Wellesley Street West
Suite 326
Toronto, Ontario
M4Y 0G7 Canada

Gilad Aharon
15 Wellesley Street West
Suite 326
Toronto, Ontario
M4Y 0G7 Canada
Citizenship:
Steven Salamon Ontario, Canada
Gilad Aharon Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information as of the date of the event which requires filing of this statement required by Items 4a to c is set forth in Rows 7 to 13 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 13 of the cover page for each Reporting Person is based upon 10,793,057 shares of the Issuers common stock outstanding as of December 31, 2024, in accordance with 20F filed on March 19, 2025.
Rosalind Master Fund L.P. may have been deemed to have the beneficial ownership of 506,893 shares of common stock representing the beneficial ownership of approximately 4.7% of the common stocks as mentioned above, which excludes the 163,265 shares issuable upon the exercise of warrants because they contain a blocker provision under which the holder thereof does not have the right to exercise any of the warrant to the extent that such exercise would result in beneficial ownership by the holder in excess of 9.99% of the Common Stock.
Rosalind Advisors, Inc. is the investment advisor to RMF and may be deemed to be the beneficial owner of shares held by RMF. Steven Salamon is the portfolio manager of the Advisor and may be deemed to be the beneficial owner of shares held by RMF. Notwithstanding the foregoing, the Advisor and Mr. Salamon disclaim beneficial ownership of the shares.
Percent of class:
Rosalind Advisors, Inc. 6.1%
Rosalind Master Fund L.P. 6.1%
Steven Salamon 6.1%
Gilad Aharon 6.1%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Rosalind Advisors, Inc. 506,893 shares of Common Stock
Rosalind Master Fund L.P. 506,893 shares of Common Stock
Steven Salamon 506,893 shares of Common Stock
Gilad Aharon 506,893 shares of Common Stock
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
Rosalind Advisors, Inc. 506,893 shares of Common Stock
Rosalind Master Fund L.P. 506,893 shares of Common Stock
Steven Salamon 506,893 shares of Common Stock
Gilad Aharon 506,893 shares of Common Stock

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Rosalind Advisors, Inc.: Steven Salamon, President (05/12/2025)
- SALAMON STEVEN A J: Steven Salamon, Steven Salamon (05/12/2025)
- Aharon Gil: Gil Aharon, Gil Aharon (05/12/2025)
- Rosalind Master Fund L.P.: Mike McDonald, Director, Rosalind (Cayman) Ltd. (as General Partner to Rosalind Master Fund) (05/12/2025)